Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

August 10, 2023

Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Semper MBS Total Return Fund (S000041568)
Semper Short Duration Fund (S000044807)

Dear Ms. O’Neal:

This correspondence is being filed in response to an additional comment the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 10, 2023, regarding the Trust’s Preliminary Proxy Statement filed July 28, 2023 (SEC Accession No. 0000894189-23-005177) and the Trust’s response letter filed August 9, 2023 (SEC Accession No.0000894189-23-005478). The Staff’s comment is summarized in bold font below followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.

Comment: If applicable, please state supplementally that no unfair burden will be imposed on the Funds as a result of the Transition.

Response: The Trust represents that no unfair burden will be imposed on the Funds as a result of the Transition. As noted in the previous response letter and as disclosed in the Preliminary Proxy Statement, neither the management fees, nor the expense caps will change as a result of the Transition. The Trust has entered into an Operating Expenses Limitation Agreement with Medalist Capitalist, under which the expense caps will remain in place for a minimum of two years following the Transition.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine Richards
Elaine E. Richards
Secretary
Advisors Series Trust

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